Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	March 31,	April 1,
	2006	2005
	(In millions, except ratios)
Earnings:
Net income	$152.8	$141.0
Plus: Income taxes	99.1	66.0
Fixed charges	33.5	23.2
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$285.4	$230.2

Fixed Charges:
Interest expense	$26.6	$18.1
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	6.9	5.1

	$33.5	$23.2

Ratio of Earnings to Fixed Charges	8.52	9.92